March 14, 2019

Allan Jones
Chief Financial Officer
Emaginos, Inc.
13428 Maxella Avenue, #144
Marina Del Rey, California 90292

       Re: Emaginos, Inc.
           Amendment No. 3 on Registration Statement on Form S-1
           Filed March 8, 2018
           File No. 333-228248

Dear Mr. Jones:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration on Form S-1

Report of Independent Registered Public Accounting Firm, page F-4

1. We note the going concern uncertainty disclosed in Note 5. Please have your independent auditors explain to us why they did not reference the going concern uncertainty in their audit report. Refer to PCAOB Auditing Standard 3101, paragraphs 5(c) and 18.
Consent of Independent Registered Public Accounting Firm, page Exh.23.1

2. The consent from your public accounting firm should be revised to clearly indicate they are consenting to the use of their audit report dated March 1, 2019.

        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding
 Allan Jones
Emaginos, Inc.
March 14, 2019
Page 2

comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                           Sincerely,
FirstName LastNameAllan Jones
                                                           Division of
Corporation Finance
Comapany NameEmaginos, Inc.
                                                           Office of
Telecommunications
March 14, 2019 Page 2
cc:       Lee Cassidy. Esq.
FirstName LastName